Altera Corporation
101 Innovation Drive
San Jose, CA 95134
Phone: 408-544-7000

April 25, 2012

VIA EDGAR SUBMISSION AND COURIER

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Martin James, Senior Assistant Chief Accountant
Kate Tillan, Assistant Chief Accountant
Kristin Lochhead

Re:    Altera Corporation
Form 10-K for the fiscal year ended December 31, 2011
Filed February 17, 2012
File No. 000-16617

Dear Mr. James:

This letter is in response to your comment letter dated April 19, 2012 concerning the above-referenced filing by Altera Corporation (“Altera” or the “Company”). For your convenience, we have set forth the Staff’s comment in italicized, bold type, followed by the Company’s response.

Form 10-K for the fiscal year ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, Sales Overview, page 33

1. We note your response to prior comment 1 in our letter dated March 26, 2012. We continue to believe that your discussions of results of operations would be improved by including additional disclosure about the financial information included in the tabular presentations. Please confirm that, to the extent applicable, you will include additional discussion in future filings to allow an investor to understand the underlying reasons for significant fluctuations in sales by product category, vertical market, FPGAs and CPLDs and by geography. As examples only, we note from your Q4 2011 earnings call your discussion of inventory accumulation at end accounts in your wireless business and the discussion of the decline in military sales. Please refer to SAB Topic 13.B and Item 303(a) of Regulation S-K.

In the sales overview section of our discussion of results of operations in Item 2 of our Quarterly Report on Form 10-Q for the quarterly period ended March 30, 2012 as filed with the Securities and Exchange Commission on April 23, 2012, we noted that we experienced declines across all markets and a majority of our large customers. We added this disclosure to supplement our discussion of net sales by product category as an interim step to expand our discussion of trends in net sales. We confirm that, to the extent our analysis reveals that it is relevant to the readers of our financial statements, beginning with our Form 10-Q for the quarterly period ending June 29, 2012, we will include additional discussion in future filings to allow an investor to understand the underlying reasons for significant fluctuations in sales by product category, vertical market, FPGAs and CPLDs and by geography.

Please direct any comments or inquires regarding the foregoing to me at (408) 544-8005 (telephone) or (408) 544 8155 (facsimile).

Very truly yours,

/s/ Ron Pasek

Ron Pasek
     Senior Vice President and Chief Financial Officer